Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

January 14, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)
Amendment No. 3 to Schedule 13E-3 Filed December 30, 2014
File No. 005-82227
Amendment No. 5 to Registration Statement on Form S-4
Filed December 30, 2014
File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated January 6, 2015, with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 6, unless indicated otherwise.

The Partnership Agreement, page 64

Applicable Law; Forum, Venue and Jurisdiction, page 66

1.	We note your response to prior comment 3 regarding your fee-shifting provision, including with respect to the following items: (1) the parties who may be responsible for paying fees, costs and expenses, and (2) the parties who may be allowed to recover their fees and expenses. Please clarify the following:

•	the parties who may be responsible for paying fees, costs and expenses, including who would be deemed to be “any agent of the foregoing or otherwise” as referenced on page 66, and

Mr. Roger Schwall

January 14, 2015

•	the parties who may be allowed to recover their fees and expenses, including who could be deemed to be your “affiliate” in this context.

Alternatively, if you are not able to explain or define these terms further, disclose whether you intend to apply/interpret each of these terms broadly in order to apply the fee-shifting provision broadly.

In addition, we note that your disclosure on page 66 regarding the parties who may be responsible for paying fees, costs and expenses under the fee-shifting provision does not appear to be consistent with your risk factor disclosure on pages 22 and 23 under the headings “Our partnership agreement will restrict the remedies available to holders of our common units…” and “Our partnership agreement includes exclusive forum, venue and jurisdiction provisions and limitations regarding claims, suits, actions or proceedings,” respectively. In that regard, your disclosure on page 66 identifies specific parties — “any limited partner, our general partner or any person holding any beneficial interest in Sanchez LP (whether through a broker, dealer, bank, trust company or clearing corporation or any agent of any of the foregoing or otherwise)” — who may be obligated to reimburse expenses, but your risk factor disclosure only references claims by “any person.” Please revise your disclosure to use precise and consistent language throughout.

Response

We acknowledge the Staff’s comment and have revised the disclosures on pages 22, 23, 66 and B-70 of Amendment No. 6 in response to this comment.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at cward@sanchezpp.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)
Charles C. Ward (Chief Financial Officer)
Michael O’Leary (Firm)